

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2012

Via E-mail
Michael A. Smerklo
Chief Executive Officer
ServiceSource International, Inc.
634 Second Street
San Francisco, CA 94107

> **Re: ServiceSource International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 6, 2012**
> **File No. 001-35108**

Dear Mr. Smerklo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 41

1. Please tell us what consideration you gave to providing more insight to your investors regarding the factors contributing to the increases or decreases in the components of your net income. When you identify intermediate causes of changes in your statement of operations line items, such as the increase in the number of engagements or an increase in international revenue, please provide your readers with insight into the underlying drivers of those changes.

Financial Statements and Supplementary Data, page 60

Note 13. Income Taxes, page 86

2. We note that as a result of your election to be treated as a corporation, you recorded a deferred tax asset and a one-time non-cash benefit of $20.7 million on March 1, 2011 and on March 24, 2011 you recorded an additional deferred tax asset of $8.1 million. We further note that as of December 31, 2011 you determined that it was more likely than not that the deferred tax assets would be realized and did not record a valuation allowance for the majority of this deferred tax asset. Please tell us more about the factors that led you to conclude that no valuation allowance was needed as of December 31, 2011, as well as the shift in circumstances that caused a change in judgment about the realizability of the related deferred tax asset in the fiscal quarter ended June 30, 2012, which resulted in the recording of a valuation allowance of $31.8 million. Please describe all positive and negative evidence considered at both times.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief